ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company") informs its stockholders and the general market that its Board of Directors has approved the proposal for an intragroup corporate restructuring aimed at the merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into the Company ("Transaction").

Hipercard is a wholly owned subsidiary of Itaú Unibanco and, as a result of the Transaction, all activities currently carried out by Hipercard will be transferred to the Company, including the administration of bank cards, as detailed in the Management's Proposal disclosed as of this date on the Company's Investor Relations website, as well on the websites of CVM and B3, regarding the Extraordinary General Stockholders' Meeting to be held on June 26, 2024 convened to resolve upon the Transaction.

Itaú Unibanco has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts, considering the extinction of a company in its conglomerate and its licenses to operate.

Lastly, we should clarify that given the absence of minority stockholders in Hipercard and considering that Hipercard is a wholly owned subsidiary of Itaú Unibanco: (i) there will be no exchange ratio or capital increase in the Company; (ii) the rules regarding withdrawal rights from dissenting shareholders will not be applicable; and (iii) the Transaction will not result in financial impacts for the Company.

São Paulo (SP), May 27, 2024.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development